Exhibit 4.2

DESCRIPTION OF KOPIN CORPORATION’S SECURITIES
REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of December 28, 2019, Kopin Corporation (“Kopin,” the “Company,” “we,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (the “Common Stock”).
DESCRIPTION OF COMMON STOCK
The following description of our Common Stock is a summary, does not purport to be complete and is subject to the provisions of our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Fifth Amended and Restated Bylaws (the “Bylaws”). For the complete terms of our Common Stock, please refer to our Certificate of Incorporation and our Bylaws.
Under our Certificate of Incorporation, we are authorized to issue 120,000,000 shares of Common Stock, and 3,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Dividends
Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors (the “Board”), subject to any preferential dividend rights of any outstanding Preferred Stock.
Conversion Rights
The shares of Common Stock are not convertible into other securities.
Sinking Fund Provisions
Our Common Stock does not have any sinking fund provisions.
Redemption Provisions
Our Common Stock has no right to redemption.
Voting Rights
Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.
Liquidation Rights
If we are liquidated or dissolved, holders of our Common Stock will be entitled to receive our assets and funds available for distribution to common stockholders in proportion to the number of shares they hold. Our Common stockholders may not receive any assets or funds until our creditors have been paid in full and the preferential or participating rights of our preferred stockholders have been satisfied. If we participate in a corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization, any payments or shares of stock allocated to our common stockholders will be distributed pro rata to holders of our common stock on a per share basis. If we redeem, repurchase or otherwise acquire for payment any shares of our common stock, we will treat each share of common stock identically.
Preemption Rights
Our Common Stock has no right to preemption.

Anti-Takeover Provisions
We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) those shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to such date, the business combination is approved by the Board and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.
These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.
Our Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Certificate of Incorporation and Bylaws, as applicable, among other things:

•	provide for advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors;

•	provide that vacancies on our Board may be filled by a majority of directors in office, although less than a quorum;

•	provide our Board with the ability to amend or repeal our Bylaws, or adopt new bylaws without stockholder approval;

•	provide our Board with the ability to increase or decrease the size of the Board without stockholder approval; and

•	provide that stockholders do not have the right to call a special meeting of stockholders.
Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of Kopin. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Kopin outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Stock Exchange Listing
Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “KOPN.”

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.